

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2013

<u>Via E-Mail</u>
Mr. Mark T. Lammas
Chief Financial Officer
Hudson Pacific Properties, Inc.
11601 Wilshire Blvd.
Suite 1600
Los Angeles, CA 90025

      Re: **Hudson Pacific Properties, Inc.**
            Form 10-K for year ended December 31, 2012
            Filed on March 14, 2013
            File No. 001-34789

Dear Mr. Lammas:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                               Sincerely,

                               /s/ Kevin Woody

                               Kevin Woody
                               Branch Chief